KWESST MICRO SYSTEMS INC.

KWESST Micro Systems Announces Q2 2024 Financial Results

OTTAWA, May 16, 2024 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") is pleased to announce the highlights of its fiscal 2024 ("Fiscal 2024") second quarter ("Q2") results. This announcement is a summary only and should be read in conjunction with KWESST's unaudited condensed consolidated financial statements and related management discussion and analysis, for the three- and six-month period ended March 31, 2024 ("Q2 2024 FS"). Q2 2024 FS have been filed on SEDAR and EDGAR.

Highlights for the Period:

KWESST's commitment to execution of our strategy, our strong focus on cash management and capital allocation, and the beginning of KWESST's pivot from development stage to revenue ramp-up is evidenced by the following key metrics for the period:

  revenue for Q2 increased by 200% over the same period last year, including a 121% increase in revenue related to ARWEN Product Line, with relatively modest change in OPEX;

  sales and marketing expenses for Q2 were reduced 64% over the same period last year; and

  overall year to date ("YTD") Fiscal 2024 cash used in operations was reduced by 46% over the same period last year.

In Q2 and YTD Fiscal 2024, KWESST's total revenue increased by $0.3 million and $0.1 million, respectively, and gross profit increased by $0.2 million for the three-month period versus the comparable prior year period, and for YTD Fiscal 2024, we earned $0.2 million or gross margin of 30%, compared to $0.2 million or gross margin of 44% in the same prior period. The increase in Q2 revenue was mainly due to working through the backlog of ARWEN sales orders. KWESST's Q2 operating loss decreased by 5% compared to the prior year period, whereas its YTD Fiscal 2024 operating loss increased by 18% compared to the prior year period mainly due to reaching commercial feasibility for the Para OPS products resulting in the expensing of all related costs in the quarter as compared to the costs being capitalized as development costs in Fiscal 2023, along with increased G&A expenses.

KWESST Fiscal 2024, along with its Fiscal 2023 performance reflects the Company's strategy of focused investments in key areas to drive revenue growth: securing large defense contracts, and the commercialization of the Company's line of Non-Lethal Munition Systems including the PARA OPS next generation non-lethal system, and a new ARWEN 40mm munition. Operating expenses for the period increased due to corporate headcount growth, and compliance-related costs following the Company's listing on the Nasdaq. The Company has in parallel implemented cost reductions through the elimination of consultant fees and fewer sales and marketing related costs.

1 | Page

KWESST MICRO SYSTEMS INC.

Results of Operations

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
In Canadian dollars	2024	2023	2024	2023

Revenue	$485,864	$161,403	$614,932	$478,736
Cost of sales	(243,681)	(128,634)	(426,554)	(268,218)
Gross profit	242,183	32,769	188,378	210,518
Operating expenses
General and administrative	2,044,489	1,665,971	3,377,489	2,644,458
Selling and marketing	418,027	1,152,916	914,622	1,607,103
Research and development, net	724,485	306,680	1,349,325	569,509
Total operating expenses	3,187,001	3,125,567	5,641,436	4,821,070
Operating loss	(2,944,818)	(3,092,798)	(5,453,058)	(4,610,552)
Other income (expenses)
Total other income (expenses), net	(595,385)	1,865,729	1,513,882	1,175,126
Net loss	$(3,540,203)	$(1,227,069)	$(3,939,176)	$(3,435,426)

Net loss per share
Basic and diluted	$(0.61)	$(0.29)	$(0.69)	$(1.17)
Weighted average number of shares outstanding
Basic and diluted	5,823,662	4,271,594	5,719,657	2,925,729

For Q2 and YTD Fiscal 2024, KWESST's operating loss was $2.9 million and $5.5 million, respectively a decrease of 5% and an increase of 18%, respectively over the comparable prior period mainly due to increased operating expenses driven by increased research and development costs, personnel costs, and professional fees, offset by an increase in revenue from our digitization contracts as well as a reduction in investor relations costs and marketing related travel and conference costs compared to the prior periods. .

Revenue

Total revenue increased by $0.3 million in the second quarter compared to Q2 Fiscal 2023, mainly due to an additional $0.2 million generated from our digitization business line and $0.1 million from our non-lethal business line (driven from the sale of ARWEN products). Sales of ARWEN products for Q2 Fiscal 2024 were $205K, just shy of the anticipated $226K sales previously announced in our March 21, 2024, press release, as we worked through the backlog of orders.

Total revenue increased by $0.1 million in YTD Fiscal 2024 compared to YTD Fiscal 2023, mainly due to an additional $0.1 million generated from our digitization business line. At the six-month period ended March 31, 2024, we had sales from our non-lethal business line (driven from the sale of ARWEN products) of $240K, an increase of $27K from the same prior period.

We expect revenue to increase with the launch of KWESST LightningTM. We also expect revenue to increase from expected demand/future orders for the new ARWEN 40mm ammunition and PARA OPS products. With respect to our DSEF contract, it was announced in Q2 Fiscal 2024 that the Canadian Government contracts have suspended the acceptance of new submissions of employees, potentially delaying the onboard of three of the seven candidates already submitted and deferring acceptance of submissions for the remaining four candidates. KWESST is working with its joint venture partners and Department of National Defence customer to address questions related to the recent announcement to assess and mitigate the impact this may have on short-term business outcomes. The Company does not yet know the impact to its overall potential revenue over the remaining life of the contract.

2 | Page

KWESST MICRO SYSTEMS INC.

Gross Profit

In Q2 Fiscal 2024, the gross profit was $0.2 million, compared to a negligible amount in the same period in 2023. For YTD Fiscal 2024, we earned $0.2 million or gross margin of 30%, compared to $0.2 million or gross margin of 44% in the same period in 2023.

In Fiscal 2024, indirect costs associated with the ramp up of Canadian government contracts in Q1 resulted in lower gross margin as compared to the same period in 2023. We expect gross profit / margin to continue to increase during Fiscal 2024 from the other product lines described above.

Operating Expenses ("OPEX")

Total OPEX remained consistent with the comparable prior period in the three months ended March 31, 2024, though increased general and administrative ("G&A") and research and development costs were offset by a decrease of sales and marketing costs in Q2 Fiscal 2024 as compared to the same period in 2023, primarily for the same reasons as noted below in the YTD 2024 comparison.

Total OPEX was $5.6 million for YTD Fiscal 2024 compared to $4.8 million in YTD Fiscal 2023, an increase of $ 0.8 million over the comparable prior year due to the following factors:

  G&A increased by $0.7 million, primarily due to the amortization of the Low Energy Cartridge ("LEC") intangible in Fiscal 2024 ($0.5 million), an increase in senior management and directors compensation to be in line with market and additional personnel as compared to Fiscal 2023 ($0.1 million), as well as an increase in legal fees, offset by a decrease in audit fees for a net increase in professional fees as compared to Fiscal 2023 ($0.1 million).

  Sales and marketing decreased by $0.7 million, primarily due to a decrease in investor relations costs and related sales and marketing costs ($0.9 million), a decrease in business development costs ($0.3 million), offset by an increase in consulting fees ($0.3 million) and personnel costs ($0.2 million) in Fiscal 2024 as compared to Fiscal 2023.

  Research and development increased by $0.8 million, primarily due to the fact that the LEC has reached commercial feasibility, and any associated costs are no longer being capitalized, while it was still in the development stage in Fiscal 2023 ($0.5 million), coupled with research and development costs related to the advancement of the Battlefield Laser Detection Systems project in Fiscal 2024, whereas it was in the development stage in Fiscal 2023 ($0.1 million), and increase in personnel costs in Fiscal 2024 compared to the same prior period ($0.1 million).

Other income (expenses), net

For Q2 Fiscal 2024, our total other expense was $0.6 million, compared to total other income of $1.9 million in Q2 Fiscal 2023. This change in other income (expenses) net is mainly due to the same reason noted below for YTD Fiscal 2024.

For YTD 2024, our total other income was $1.5 million, compared to total other income of $1.2 million for the same period 2023.  The change in other income (expenses) was driven mainly by:

  $1.3 million in share offering costs related to our U.S. initial public offering (the "U.S. IPO")  and Canadian offering (the "Canadian Offering") in Fiscal 2023, whereas there were no such offerings in Fiscal 2024;

  $0.5 million decrease in net finance costs is primarily due to the Fiscal 2023 recognition of the remaining unamortized accretion costs and interest expense relating to the repayment of all outstanding loans, following the closing of the U.S. IPO and Canadian Offering;

  $0.2 million increase in foreign exchange gain due to appreciation in the U.S. currency during the period; offset by

  $1.7 million unfavorable change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at March 31, 2024, driven by a decrease in the underlying common share price on March 31, 2024. Under International Financial Reporting Standards, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired.

3 | Page

KWESST MICRO SYSTEMS INC.

Condensed Balance Sheet

In Canadian dollars	March 31, 2024	September 30, 2023
ASSETS
Cash and cash equivalents	$263,734	$5,407,009
Other current assets	1,906,509	1,435,065
Current assets	2,170,243	6,842,074
Non-current assets	4,346,421	4,916,758
Total Assets	$6,516,664	$11,758,832

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,760,643	$1,649,876
Other current liabilities	2,588,150	4,733,759
Current liabilities	4,348,793	6,383,635
Non-current liabilities	1,455,492	1,439,577
Total Liabilities	5,804,285	7,823,212

Total Shareholders' Equity (Deficit)	712,379	3,935,620
Total Liabilities and Shareholders' Equity (Deficit)	$6,516,664	$11,758,832

Major Highlights - Quarter ended March 31, 2024 ("Q2 Fiscal 2024")

The following is a summary of the major highlights that occurred during the quarter ended Q2 Fiscal 2024:

  On February 2, we announced that Dave Ibbetson, former General Manager of General Dynamics C4 Systems International, and General Dynamics Mission Systems International has been engaged as a Strategic Defence Advisor.

  On February 5, we announced highlights from the Company's attendance at SHOT Show 2024.  This included law enforcement agencies at the federal, state and local level, plus foreign distributors from Europe, Asia, Latin America and the Middle East, specifically seeking out the Company to view the new products.  The Company has started receiving initial small quantity orders for test and evaluation of its 40mm baton ammunition as well as requests from various agencies for live demonstrations of the PARA OPSTM products.

  On February 12, we announced that we were invited to demonstrate and brief on our public safety products at an international gathering of special intervention units, which was held overseas in April 2024. We have also been demonstrating and briefing on our new PARA OPS non-lethal system, our new 40mm ARWEN cartridge for riot control and tactical teams and our new Lightning and T-SAS systems for sharing situational awareness among responders and commanders to various police agencies in North America.

4 | Page

KWESST MICRO SYSTEMS INC.

  On February 28, we announced the signing of a binding letter of intent with O'Dell Engineering Ltd., in Southwestern Ontario, Canada, for the sale and distribution of PARA OPS products in Canada for the civilian market.

  On March 8, we announced that the Company has been awarded a contract by the Ontario Provincial Police to deliver training and certification to the force's lead Team Awareness Kit (TAK) users and trainers.

  On March 12, we reported on the Company's demonstrations of PARA OPSTM to Southern California law enforcement agencies at their request following demonstrations at SHOT Show 2024 in Las Vegas in January.

The following is a summary of major highlights that occurred since Q2 Fiscal 2024:

  On April 3, we announced that the Company intends to offer to sell common shares (and/or pre-funded warrants ("Pre-funded Warrants") in lieu thereof) in an underwritten United States public offering.
  On April 4, we announced the pricing of our underwritten public offering of 1,538,500 common shares (or Pre-funded Warrants in lieu thereof) at a public offering price of US$0.65 per share, for gross proceeds of approximately $1,000,000, before deducting underwriting discounts, commissions and offering expenses.
  On April 9, we announced the closing of the previously announced underwritten public offering of 735,000 common shares and 803,500 Pre-funded Warrants with an exercise price of $0.001 at a public offering price of US$0.65 per share and US$0.649 per Pre-funded Warrant, less the underwriting discount.
  On April 30, we provided a corporate update ahead of our fiscal Q2 result, highlighting status of our military digitization contracts through 2028, a Memorandum of Understanding signed with the University of Ottawa to hire software coding graduates, work with a large Canadian police agency as first adopter of KWESST LightningTM in advance of full market release, ARWEN scaling to multiples of historical revenue and, major agencies continue evaluations of PARA OPS.

For further information, please contact:

Kris Denis, Interim Chief Financial Officer and Chief Compliance Officer

+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO

homuth@kwesst.com

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

5 | Page

KWESST MICRO SYSTEMS INC.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

6 | Page